SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                     ------------------------------

                             SCHEDULE 14D-9
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
                 of the Securities Exchange Act of 1934
                     ------------------------------

                   STAMFORD TOWERS LIMITED PARTNERSHIP
                        (Name of Subject Company)

                   Stamford Towers Limited Partnership
                    (Name of Person Filing Statement)

            Depositary Units of Limited Partnership Interests
                     (Title of Class of Securities)

                               852775 10 5
                  (CUSIP Number of Class of Securities)
                   ----------------------------------

                           Ms. Regina M. Hertl
                          Stamford Towers, Inc.
                  3 World Financial Center, 29th Floor
                        New York, New York 10022
                             (212) 526-3158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                             With copies to:
                          Patrick J. Foye, Esq.
                Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue
                        New York, New York 10022
                             (212) 735-2274



Item 1.        Security of Subject Company

               The subject company is Stamford Towers Limited Partnership, a Delaware limited partnership (the "Partnership"). The general partner of the Partnership is Stamford Towers, Inc., a Delaware corporation (the "General Partner"). The sole limited partner of the Partnership is Stamford Towers Depositary Corporation, a Delaware corporation (the "Assignor Limited Partner"). The address of the principal executive office of the General Partner and the Assignor Limited Partner is 3 World Financial Center, 29th Floor, New York, NY, 10285, Attn.: Ms. Regina M. Hertl. The title of the class of equity securities to which this statement relates is the outstanding depositary units of limited partnership interests in the Partnership (the "Units").

Item 2.        Tender Offer of the Bidder

               This statement relates to the unsolicited tender offer being made by Steele Hill Partners L.L.C., a Delaware limited liability company (the "Bidder"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated February 14, 1997 (the "Schedule 14D-1"), to purchase from holders of the Units (the "Unitholders") up to 2,300,000 Units, representing 29.4% of the outstanding Units, of the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 14, 1997 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Steele Hill Offer"). Neither the Bidder nor any of its affiliates are affiliated with the Partnership or its general partner and the Steele Hill Offer was not solicited by the Partnership or its management. The Schedule 14D-1 states that the principal place of business of the Bidder is One International Place, Boston, MA 02110.

Item 3.        Identity and Background

               (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

               (b)(1) The Partnership does not have any directors or executive officers. The General Partner is responsible for the management of the Partnership's business. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership or its affiliates.

               Pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership dated November 1, 1986 (the "Partnership Agreement"), the General Partner and its affiliates have received or may be entitled to receive certain types of compensation, fees, or other distributions in connection with the operation of the Partnership as follows:

               Pursuant to the Partnership Agreement, distributions of Net Cash Flow from Operations (as defined in the Partnership Agreement) shall be made quarterly each year on the basis of 99% to the Unitholders and 1% to the General Partner until each Unitholder receives an amount equal to his Preferred Return (as such term is defined in the Partnership Agreement). Distributions of Net Cash Flow from Operations after each Unitholder has received his Preferred Return shall be distributed 90% to the Unitholders and 10% to the General Partner. To date, the General Partner has not received any distributions of Net Cash Flow from Operations.

               Pursuant to the Partnership Agreement, distributions of Net Proceeds from an Interim Capital Transaction (as defined in the Partnership Agreement), if any, shall be distributed after the close of the calendar quarter in which the Interim Capital Transaction occurs. Net Proceeds from Interim Capital Transactions shall first be distributed 99% to the Unitholders and 1% to the General Partner until each Unitholder receives an amount equal to his Preferred Return Arrearage and Unrecovered Capital (as such terms are defined in the Partnership Agreement), with any remaining proceeds to be distributed 90% to the Unitholders and 10% to the General Partner. To date, the General Partner has not received any distributions of Net Proceeds from Interim Capital Transactions.

               Pursuant to the Partnership Agreement, distributions of Net Proceeds upon dissolution of the Partnership shall be distributed after the close of the calendar quarter in which such proceeds have been received to Unitholders of record as of the last day of the calendar month in which such proceeds have been received. Subject to certain capital account limitations, Net Proceeds from any event causing dissolution of the Partnership shall first be distributed 99% to the Unitholders and 1% to the General Partner until each Unitholder receives an amount equal to his Unrecovered Capital and Preferred Return Arrearage. Any remaining proceeds shall generally be distributed 90% to the Unitholders and 10% to the General Partner.

               Pursuant to the Partnership Agreement, the General Partner is entitled to reimbursement for all out-of-pocket expenses incurred by the General Partner in connection with the Partnership's business and payable to entities unaffiliated with the General Partner. The General Partner may be reimbursed for the cost of administrative services necessary for the prudent operation of the Partnership provided that the reimbursement shall be at the lower of the General Partner's actual cost or the amount the Partnership would be required to pay to independent parties for comparable administrative services in the same geographic location. For the years ended December 31, 1995, 1994 and 1993, the costs of such services were $59,445, $51,044 and $55,375, respectively. At December 31, 1995 and 1994, $17,846 and $31,027, respectively, were due to the General Partner as reimbursement for expenses previously paid on behalf of the Partnership to unaffiliated entities.

               The General Partner and its respective officers and directors are each entitled to indemnification under certain circumstances from the Partnership pursuant to provisions of the Partnership Agreement and applicable law.

               An affiliate of the General Partner earned fees and compensation in connection with organization, syndication and acquisition services rendered to the Partnership. As of December 31, 1995, $127,921 of these amounts remain accrued and unpaid.

               (b)(2) Except as described below, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and Steele Hill, their executive officers, directors or affiliates.

               A letter agreement dated as of November 27, 1996 (the "Standstill Agreement"), was entered into between Michael L. Ashner, the vice president of an affiliate of Steele Hill, and the Partnership. The Standstill Agreement was entered into in connection with the Partnership's response to Mr. Ashner's request for a list of the names and addresses of Unitholders. The Standstill Agreement generally provides that the Unitholder list will be provided to Mr. Ashner, for use by him and his affiliates, and in exchange, Mr. Ashner has agreed, on behalf of himself and his affiliates, that for the two-year period beginning November 27, 1996, he would not: (i) acquire more than 30% of the outstanding Units of the Partnership, (ii) seek or propose to enter into any merger, sale, acquisition of assets or similar transaction involving the Partnership, (iii) make or participate in a proxy solicitation with respect to the Partnership, (iv) form, join or otherwise participate in a group with respect to any voting securities of the Partnership, (v) disclose any intention or plan to any third-party which is inconsistent with the terms of the Standstill Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any action inconsistent with the Standstill Agreement.

               The Standstill Agreement also generally provides for: (i) prior notice to the Partnership of any communication with Unitholders and (ii) notice to the Partnership of any approaches to Mr. Ashner or his affiliates concerning participation in any transaction involving the Partnership's assets, business or securities or involving any action inconsistent with the Standstill Agreement. In addition, the Standstill Agreement also provides that for the two-year period beginning November 27, 1996, all Units owned or acquired by Mr. Ashner or his affiliates are required to be voted: (i) on all issues proposed by the Partner-ship, in the same proportion as other Unitholders and (ii) on all issues proposed by any person other than the Partnership, in the manner recommended by the General Partner. Notwithstanding the above, such Units may be voted in any manner if the proposal relates to an increase in the fees or other compensation currently payable to the General Partner by the Partnership pursuant to the Partnership Agreement. The Standstill Agreement also contains certain other agreements between the parties, including an accelerated termination provision if at any time after November 27, 1997, the combined occupancy level of the Property is below 70%. A copy of the Standstill Agreement is included as Exhibit
(c)(1).

Item 4.        The Solicitation or Recommendation

               (a) The Partnership's management met following the announcement of the Steele Hill Offer to review and consider the Offer and to explore various alternative courses of action which might be available to the Partnership in response to the Steele Hill Offer. The Partnership, in light of all relevant circumstances, determined that the Steele Hill Offer is inadequate and not in the best interests of either the Partnership or the Unitholders. The Partnership recommends that the Unitholders reject the Offer.

               (b) The Partnership reached the conclusion set forth in
Item 4(a) after considering a variety of factors, including, but not limited to, the following.

    i) Improved Performance of the Property and Local Market Conditions. The Partnership's two commercial office buildings (the "Property") are currently operating at their highest occupancy levels since completion of construction. The Property's occupancy rate is currently 70% -- a significant increase from the 51% occupancy rate of only one year ago. Although there can be no assurance that the Partnership's leasing efforts will continue to be successful, the Partnership is currently discussing leases with prospective tenants which, if executed, would increase the Property's occupancy rate to at least 75%. Furthermore, as discussed in the Partnership's recent quarterly reports, the Stamford, Connecticut commercial office market, where the Property is located, has shown continued improvement.

    ii)        Offer is Significantly Less than Current Net Asset Value.
               The price being offered by Steele Hill is 60% BELOW the Partnership's estimate of current net asset value ("NAV") of $3.82 per Unit. The Partnership's NAV, as determined by an independent third-party appraisal, was calculated by assuming the Property was sold at a price equal to its fair market value, adjusted for the Partnership's other assets and liabilities, as of December 31, 1996. As further evidence of the improving performance of Unitholders' investment, the Partnership's current NAV represents an increase of $1.45 per Unit, or 61%, from the prior year's NAV of $2.37 per Unit. Contrary to the statement in Steele Hill's communication to Unitholders, the Partnership's NAV already accounts for the entire judgment in connection with the Gilbane litigation.

    iii) Unitholders who Tender would Forfeit the Right to any Potential Distributions. As discussed above, Steele Hill is attempting to acquire Units at a significant discount at a time when the appraised value of the Property has increased, and the commercial office market in Stamford, Connecticut has improved. After purchasing Units, the Partnership believes Steele Hill then expects to make a significant profit from any potential distributions from operations or arising from the future sale of the Property.

    iv) First Mortgage Refinancing. The Partnership is exploring its options with respect to refinancing the approximately $17.8 million first mortgage debt which matures in August 1997. Based on discussions with its experts, and in light of the relatively low amount of the first mortgage compared to the Property's $43.35 million appraised value, the Partnership currently anticipates that it should be able to refinance the first mortgage upon maturity. The Partnership intends to seek a new first mortgage which would make available future loan advances to fund, among other things, tenant improvements and leasing commissions.

    v) Bidder Conflict. Steele Hill concedes that there is a conflict of interest between its desire to purchase Units at a low price and Unitholders' desire to sell them at a high price.

Item 5.        Persons Retained, Employed, or to be Compensated

               The Partnership's administrative agent, First Data Investor Services Group ("First Data"), will assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the Steele Hill Offer. The Partnership will pay First Data reasonable and customary fees for its services, reimburse it for reasonable expenses and provide customary indemnities. Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or currently intends to employ, retain or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Steele Hill Offer.

Item 6.        Recent Transactions and Intent with Respect to Securities

               (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. The Partnership is not aware of any other transactions in the Units during the past 60 days by the General Partner's executive officers, directors, affiliates, or subsidiaries.

               (b) Neither the Partnership nor, to the best knowledge of the Partnership, any of the General Partner's executive officers, directors, affiliates, or subsidiaries intends to tender Units owned by them in the Steele Hill Offer.

Item 7.        Certain Negotiations and Transactions by the Subject Company

               (a)  None

               (b)  None

Item 8.        Additional Information to be Furnished

Calculation of NAV. Determination of Net Asset Value Per $10 Unit at December 31, 1996 (Unaudited)

                                                           Partnership's
                                                                Share of
                                                            December 31,
                                                          1996 Appraised
Property                                                       Value (1)


North Tower                                                 $ 27,600,000  (1)
South Tower                                                   15,750,000  (1)
Less: Revolving loan payable                                 (17,798,291)
                                                             ------------
                                                              25,551,709
Cash and cash equivalents (3)                                  5,668,459
Accounts receivable                                               80,245
Prepaid expenses                                               1,632,689
                                                               ---------
                                                              32,933,102
Less:
  Total liabilities (3)                                       (2,584,130)
  Interest payable                                              (134,080)
                                                                ---------
Partnership Net Asset Value (2)                             $ 30,214,892
                                                            ------------

Net Asset Value Allocated:
  Limited Partners                                          $ 29,912,743
  General Partner                                                302,149
                                                                 -------
                                                            $ 30,214,892
Net Asset Value Per Unit
  (7,826,300 Units outstanding)                                    $3.82
                                                                   -----

(1) This represents the December 31, 1996 appraised values which were determined by an independent third-party appraisal.

(2) The Net Asset Value assumes a hypothetical sale on December 31, 1996 of the Property at prices based upon its value as determined by an independent third-party appraisal, and the distribution of the proceeds of such sale, combined with the Partnership's cash after payment of the Partnership's liabilities, to the Partners.

(3) Cash and cash equivalents includes a reserve of $925,070 in funds withheld for the judgment awarded to Gilbane & Moliterno regarding the legal proceedings. The accrual for this judgment is reflected within total liabilities. Accordingly, the NAV, as calculated above, takes into account such liabilities.


Unitholders should note that appraisals are estimates of current value and actual values realizable upon sale may be significantly different. A significant factor in establishing an appraised value is the actual selling price for properties which the appraiser believes are comparable. In addition, the appraised value does not reflect the actual costs which would be incurred in selling the Property. As a result of these factors and the illiquid nature of an investment in Units, the variation between the appraised value of the Property and the price at which Units of the Partnership could be sold may be significant.

Gilbane Litigation. Steele Hill has identified liabilities associated with pending litigation against the Partnership as a purchase price consideration. As has been previously disclosed, the Partnership has been involved in litigation with the former construction manager, Gilbane Building ("Gilbane") and a subcontractor on the project, Moliterno Stone Sales, Inc. ("Moliterno"). In this suit, Gilbane sought $2.65 million in damages plus interest and other relief. Moliterno sought $155,000 in damages, plus interest and other relief. On November 18, 1996, the Connecticut Superior Court entered a final judgment in this proceeding awarding Gilbane $770,070 without interest on one of its claims and dismissed the remaining claims. The court awarded Moliterno $155,000 without interest on its claim against the Partnership. All remaining claims, including the Partnership's counterclaims, were dis-missed. Since the entry of that judgment, Gilbane has moved for reconsideration of certain portions of the court's judgment. The Partnership intends to vigorously contest this motion. The Partnership has sufficient cash to pay the amounts awarded to Gilbane and Moliterno and has included the amounts as a settlement expense and as a liability which the Partnership anticipates it will have to pay upon final resolution of this matter. Such amounts are also fully reflected in the Partnership's calculation of NAV.

Cautionary note regarding forward looking statements. This letter contains forward-looking statements that are not historical facts and which reflect numerous assumptions and involve a number of risks and uncertainties. Forward-looking statements contained in the foregoing include statements relating to the occupancy and other related performance of the Property, the Stamford commercial real estate market, the future value of the Units, the Partnership's belief as to Steele Hill's intentions and the refinancing of the Partnership's first mortgage. Among the factors which can cause actual results to materially differ from those expressed by the Partnership include, but are not limited to, changes in the local and national real estate markets, changes in interest rates, restrictions in financing, changes in the condition of the Property, unanticipated expenditures, changes in local or national economic conditions, changes in environmental laws, changes in building codes, changes in other laws or regulations, changes in the competitive environment for commercial real estate, other factors affecting real estate and other factors discussed from time to time in the Partnership's documents and reports filed with the Securities and Exchange Commission.

Item 9.        Material to be Filed as Exhibits

(a)(1) Form of Letter from the Partnership to Unitholders, dated February 21, 1997.

(b)            Not applicable.

(c)(1) Letter Agreement, dated November 27, 1996, among the Partnership, Sunshine Wire & Cable Defined Benefit Plan, and Michael A. Ashner.


                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1997


                             STAMFORD TOWERS LIMITED PARTNERSHIP


                             BY:    STAMFORD TOWERS INC.
                                    General Partner


                                    BY: /s/ Regina M. Hertl
                                    Name: Regina M. Hertl
                                    Title: President


                                 EXHIBIT INDEX

Exhibit No.                                 Description

(a)(1)                Form of Letter from the Partnership to
                      Unitholders, dated February 21, 1997.

(b)                   Not applicable.

(c)(1) Letter Agreement, dated November 27, 1996, among the Partnership, Sunshine Wire & Cable Defined Benefit Plan, and Michael A. Ashner.